Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

February 10, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Caleb French

Re:	Skyline Medical Inc. Registration Statement on Form S-4 File No. 333-209092 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Skyline Medical Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), be accelerated so that it will be declared effective at 9:00 a.m. Eastern time on February 12, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                 should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)             the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Skyline Medical Inc.

By:	/s/ Joshua Kornberg

Name: Joshua Kornberg
Title: Chief Executive Officer

[Signature Page to Acceleration Request]